# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRST HORIZON CORP, CIK 0000036966
CUSIP: 320517105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 165 MADISON AVENUE, MEMPHIS, Tennessee (TN), 38103
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001390777-24-000123
Filed by CIK 0001390777

## Reporting persons
- Bank of New York Mellon Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 23,351,436; shared voting power 18,287; sole dispositive power 23,016,909; shared dispositive power 14,114,253; aggregate amount beneficially owned 37,131,162 (7% of the class)
- BNY Mellon IHC, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 20,563,365; shared voting power 0; sole dispositive power 18,955,868; shared dispositive power 14,052,866; aggregate amount beneficially owned 33,008,734 (6.2% of the class)
- MBC Investments Corp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 20,563,365; shared voting power 0; sole dispositive power 18,955,868; shared dispositive power 14,052,866; aggregate amount beneficially owned 33,008,734 (6.2% of the class)

## Item 1. Issuer
Name of issuer: FIRST HORIZON CORP
Address of issuer's principal executive offices: 165 MADISON AVENUE, MEMPHIS, TENNESSEE, 38103.

## Item 2. Person Filing
Name of person filing: The Bank of New York Mellon Corporation
Address of principal business office or, if none, residence:
240 Greenwich Street
New York, New York 10286
Citizenship: See cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

The filing of this Schedule 13G shall not be construed as an admission that The Bank of New York Mellon Corporation, or its direct or indirect subsidiaries, including The Bank of New York Mellon and BNY Mellon, National Association, are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.
Percent of class: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to vote or to direct the vote: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Sole power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.
Shared power to dispose or to direct the disposition: See Item 5 through 9 and 11 of cover page(s) as to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
All of the securities are beneficially owned by The Bank of New York Mellon Corporation and its direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit I

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bank of New York Mellon Corp: Andrew Weiser, Attorney-In-Fact (01/23/2025)
- BNY Mellon IHC, LLC: Andrew Weiser, Attorney-In-Fact (01/23/2025)
- MBC Investments Corp: Andrew Weiser, Attorney-In-Fact (01/23/2025)